UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 UNDER
THE SECURITIES EXCHANGE ACT OF 1934

For the month of November 2010

001-33444

(Commission File Number)

Eurand N.V.
(Exact Name of Registrant as Specified in Its Charter)

Not Applicable

(Translation of registrant’s name into English)

Olympic Plaza
Fred. Roeskestraat 123
1076 EE Amsterdam, The Netherlands
(Address of principal corporate office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F: Form 20-F ☑ Form 40-F ☐
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐
Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934: Yes ☐ No ☑
If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-

Eurand N.V.

PART I. UNAUDITED CONDENSED CONSOLIDATED FINANCIAL INFORMATION

Unaudited Condensed Consolidated Financial Statements

EURAND N.V.
CONDENSED CONSOLIDATED BALANCE SHEETS
(In thousands of euros)

	September 30, 2010 (unaudited)	December 31, 2009 (note 2)

ASSETS
Current Assets
Cash and cash equivalents	27,853	16,893
Marketable securities	18,540	23,049
Accounts receivable, less allowance for doubtful accounts of €969 and €436, respectively	20,156	21,331
Inventories, net	16,092	15,633
Prepaid expenses and other current assets	5,635	9,041
Deferred income taxes	1,791	2,086
Total Current Assets	90,067	88,033

Non-Current Assets
Property, plant and equipment, net of accumulated depreciation of €77,774 and €73,145 , respectively	34,444	35,596
Goodwill	27,675	26,818
Other intangible assets, net of accumulated amortization of €6,831 and €5,720, respectively	5,610	6,288
Deferred income taxes	273	1,133
Other non-current assets	28	21
Total Non-Current Assets	68,030	69,856

Total Assets	158,097	157,889

See accompanying notes to unaudited condensed consolidated financial statements.

EURAND N.V.
CONDENSED CONSOLIDATED BALANCE SHEETS
(In thousands of euros, except share and per share amounts)

	September 30, 2010 (unaudited)	December 31, 2009 (note 2)

LIABILITIES AND SHAREHOLDERS’ EQUITY
Current Liabilities
Current portion of long-term debt from banks	1,000	-
Short-term borrowings	-	207
Accounts payable	6,728	12,628
Income taxes payable	611	3,260
Accrued expenses and other current liabilities	21,198	20,158
Deferred income taxes	303	-
Total Current Liabilities	29,840	36,253

Non-Current Liabilities
Long-term debt from banks	1,750	-
Employees severance indemnities	3,875	3,932
Other non-current liabilities	3,234	3,192
Deferred income taxes	3,492	2,938
Total Non-Current Liabilities	12,351	10,062

Commitments and contingencies (Note 11)

Shareholders' Equity
Ordinary shares, par value €0.01 (130,000,000 shares authorized and 47,982,474 and 47,856,976 shares issued and outstanding as of September 30, 2010 and December 31, 2009, respectively)	480	479
Additional paid-in capital	153,465	150,976
Accumulated deficit	(41,791)	(44,286)
Accumulated other comprehensive income	3,752	4,405
Total Shareholders' Equity	115,906	111,574
Total Liabilities and Shareholders' Equity	158,097	157,889

See accompanying notes to unaudited condensed consolidated financial statements.

EURAND N.V.
UNAUDITED CONDENSED CONSOLIDATED STATEMENTS OF OPERATIONS
(In thousands of euros, except share and per share amounts)

	For the three months ended		For the nine months ended
	September 30,		September 30,
	2010	2009	2010	2009
Product sales	37,921	25,053	94,208	73,151
Royalties	2,237	2,815	6,884	8,113
Development fees	1,543	2,723	4,605	9,035
Revenues	41,701	30,591	105,697	90,299
Cost of goods sold	(16,135)	(15,517)	(44,514)	(45,327)
Research and development expenses attributable to development fees	(1,303)	(981)	(3,775)	(4,804)
Other research and development expenses	(4,429)	(5,492)	(12,898)	(13,392)
Selling, general and administrative costs	(13,586)	(7,855)	(38,682)	(24,505)
Amortization of intangibles	(310)	(336)	(928)	(1,038)
Other expenses	(36)	-	(507)	-
Operating income	5,902	410	4,393	1,233

Interest income (expense), net	(25)	110	(20)	238
Foreign exchange gain (loss), net	67	7	579	(290)
Income before taxes	5,944	527	4,952	1,181

Income tax expense	(436)	(921)	(2,457)	(3,151)

Net income (loss)	5,508	(394)	2,495	(1,970)

Net income (loss) per share:
Basic net income (loss) per share	0.11	(0.01)	0.05	(0.04)
Diluted net income (loss) per share	0.11	(0.01)	0.05	(0.04)
Weighted average shares used to compute basic net income (loss) per share	47,949,373	45,775,720	47,907,096	45,761,056
Weighted average shares used to compute diluted net income (loss) per share	48,233,508	45,775,720	48,381,986	45,761,056

See accompanying notes to unaudited condensed consolidated financial statements.

EURAND N.V.
UNAUDITED CONDENSED CONSOLIDATED STATEMENTS OF CHANGES IN SHAREHOLDERS’ EQUITY
Nine months ended September 30, 2010 and 2009
(In thousands of euros, except share amounts)

					Accumulated
			Additional		Other	Total
	Common Stock		Paid-In	Accumulated	Comprehensive	Shareholders'
	Shares	Amount	Capital	Deficit	Income	Equity

As at December 31, 2008	45,751,997	458	134,643	(38,382)	5,383	102,102
Comprehensive loss:
Net loss				(1,970)		(1,970)
Cumulative exchange translation adjustment					(1,108)	(1,108)
Comprehensive loss						(3,078)
Tax benefit of stock options plan			6			6
Stock option compensation			1,783			1,783
Exercise of stock options	93,219	-	296			296
As at September 30, 2009	45,845,216	458	136,728	(40,352)	4,275	101,109

As at December 31, 2009	47,856,976	479	150,976	(44,286)	4,405	111,574
Comprehensive income:
Net income				2,495		2,495
Cumulative exchange translation adjustment					(653)	(653)
Comprehensive income						1,842
Stock option compensation			2,142			2,142
Exercise of stock options	125,498	1	347			348
As at September 30, 2010	47,982,474	480	153,465	(41,791)	3,752	115,906

See accompanying notes to unaudited condensed consolidated financial statements.

EURAND N.V.
UNAUDITED CONDENSED CONSOLIDATED STATEMENTS OF CASH FLOWS
(In thousands of euros)

	For the nine months ended
	September 30,
	2010	2009
Operating Activities
Net income (loss)	2,495	(1,970)
Adjustments to reconcile net income (loss) to net cash provided by operating activities:
Depreciation	4,631	5,233
Amortization	928	1,038
Unrealized foreign exchange (gains) losses	(1,602)	53
Stock compensation	2,142	1,783
Deferred income taxes	1,521	126
Changes in operating assets and liabilities:
Accounts receivable, net	628	(1,735)
Inventories, net	135	(1,023)
Prepaid expenses and other current assets	4,305	(1,872)
Other non-current assets	(7)	3,476
Accounts payable	(6,108)	(430)
Accrued expenses and other current liabilities	709	6,906
Other non-current liabilities	(309)	888
Income taxes	(2,889)	(162)
Cash provided by operating activities	6,579	12,311

Investing Activities
Purchase of marketable securities	(7,581)	(16,662)
Maturity of marketable securities	12,576	5,912
Losses from hedging of marketable securities	(584)	-
Purchases of property, plant and equipment	(2,505)	(3,810)
Cash provided by (used in) investing activities	1,906	(14,560)

Financing Activities
Net changes in short term borrowings	(208)	(186)
Cash received from long-term debt from banks	3,000	-
Repayment of long-term debt from banks	(250)	-
Exercise of stock options	166	296
Cash provided by financing activities	2,708	110
Effect of exchange rates on cash	(233)	(277)
Increase (decrease) in cash and cash equivalents	10,960	(2,416)
Cash and cash equivalents at beginning of period	16,893	19,146
Cash and cash equivalents at end of period	27,853	16,730

See accompanying notes to unaudited condensed consolidated financial statements.

EURAND N.V.
NOTES TO UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
(In thousands of euros, except share and per share data; and amounts in U.S. dollars and Swiss francs)
1.	Company Overview

Eurand N.V. is a holding company formerly known as Eurand B.V., and before that, Eurand Pharmaceuticals Holdings B.V., that was incorporated in The Netherlands as a private company with limited liability in 1984 and converted into a Dutch public limited liability company by notarial deed of conversion executed November 30, 2006.  In May 2007, Eurand N.V. completed an initial public offering of its ordinary shares in the United States and its ordinary shares began trading on the NASDAQ Global Market.  Eurand N.V.’s principal executive offices are located at Olympic Plaza, Fred. Roeskestraat 123, 1076 EE Amsterdam, The Netherlands, telephone +31 20-673 2744, with operating subsidiaries organized in the United States, Italy, France and Ireland.

Eurand N.V. together with its subsidiaries (collectively the “Company”) is a specialty pharmaceutical company that develops, manufactures and commercializes enhanced pharmaceutical and biopharmaceutical products, utilizing proprietary pharmaceutical technologies to develop novel products that it believes will have advantages over existing products or will address unmet medical needs.  Through collaboration arrangements, the Company has applied its technologies to drug products in a range of therapeutic areas, including cardiovascular, gastrointestinal, pain, nutrition and respiratory.  The Company is developing and commercializing a portfolio of therapeutic products to address conditions associated with cystic fibrosis and gastrointestinal disorders and, which are being promoted in the United States with the Company’s own sales and marketing team.

2.	Basis of Presentation

The accompanying unaudited condensed consolidated financial statements as of and for the three and nine months ended September 30, 2010 and 2009, have been prepared in accordance with United States generally accepted accounting principles (“U.S. GAAP”) and Regulation S-X of the U.S. Securities and Exchange Commission (“SEC”), consistently applied. The accompanying financial statements are condensed, because certain information and footnote disclosures normally included in annual financial statements have been condensed or omitted. In the opinion of management, the accompanying unaudited condensed consolidated financial statements contain all adjustments necessary to fairly present the financial position, results of operations, changes in shareholders’ equity and cash flows of the interim periods presented. All such adjustments are of a normal recurring nature. The results of operations for any interim period are not necessarily indicative of results for the full financial year. The accompanying condensed consolidated financial statements should be read in conjunction with the audited consolidated financial statements for the year ended December 31, 2009. The accounting policies applied in preparing the accompanying unaudited condensed consolidated financial statements are consistent with those for the year ended December 31, 2009, except as discussed in Adoption of Accounting Standards below.

The preparation of the accompanying unaudited condensed consolidated financial statements requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and reported amounts of revenues and expenses during the reporting periods. Actual results could differ materially from those estimates.

Adoption of Accounting Standards

In January 2010, the FASB issued Accounting Standard Update (“ASU”) 2010-06 for Fair Value Measurements and Disclosures (ASC 820):  Improving Disclosures about Fair Value Measurements.  This ASU requires new disclosures for transfers in and out of Level 1 and 2 and activity in Level 3; and also clarifies existing disclosures for level of disaggregation and about inputs and valuation techniques.  The changes to the ASC as a result of this update were effective for interim and annual periods beginning after December 15, 2009, except for the Level 3 disclosures, which are effective for fiscal years beginning after December 15, 2010 and for interim periods within those years; and the adoption did not have a material impact on our consolidated financial statements. For Level 3 disclosures the Company does not expect that new requirements will have a significant impact on its consolidated financial statements.

EURAND N.V.
NOTES TO UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
(In thousands of euros, except share and per share data; and amounts in U.S. dollars and Swiss francs)

Recent Accounting Pronouncements

In October 2009, the FASB issued ASU 2009-13, Multiple-Deliverable Revenue Arrangements, which amends ASC 605, “Revenue Recognition.”  ASU 2009-13 amends the ASC to eliminate the residual method of allocation for multiple-deliverable revenue arrangements, and requires that arrangement consideration be allocated at the inception of an arrangement to all deliverables using the relative selling price method. The ASU also establishes a selling price hierarchy for determining the selling price of a deliverable, which includes: (1) vendor-specific objective evidence if available, (2) third-party evidence if vendor-specific objective evidence is not available, and (3) estimated selling price if neither vendor-specific nor third-party evidence is available. Moreover, the ASU changes separability criteria applied in identification of units of accounting, abolishing the criterion that there must be objective and reliable evidence of fair value of the undelivered item(s) for the delivered item to be a separate unit of accounting. Additionally, ASU 2009-13 expands the disclosure requirements related to a vendor's multiple-deliverable revenue arrangements. The changes to the ASC as a result of this update are effective prospectively for revenue arrangements entered into or materially modified in fiscal years beginning on or after June 15, 2010 (January 1, 2011 for the Company). The changes to the ASC as a result of this update also permit retrospective application for all periods presented. The Company is currently evaluating the potential impact, if any, of the adoption on its consolidated financial statements.

On 31 March 2010 FASB ratified Emerging Issues Task Force (“EITF”) Issue No. 08-9, “Milestone Method of Revenue Recognition” (Issue 08-9). The ASU resulting from Issue 08-9 amends ASC 605-28. The Task Force concluded that the milestone method is a valid application of the proportional performance model when applied to research or development arrangements. Accordingly, the consensus states that an entity can make an accounting policy election to recognize a payment that is contingent upon the achievement of a substantive milestone in its entirety in the period in which the milestone is achieved. The milestone method is not required and is not the only acceptable method of revenue recognition for milestone payments. The guidance in Issue 08-9 is effective for fiscal years, and interim periods within those years, beginning on or after June 15, 2010 (January 1, 2011 for the Company), and may be applied prospectively to milestones achieved after the adoption date or retrospectively for all periods presented. Early adoption is permitted provided that the revised guidance is retrospectively applied to the beginning of the year of adoption. The Company has elected not to adopt the ASU before January 1, 2011. The Company does not expect that the adoption of the ASU will have a significant impact on the consolidated financial statements of the Company.

3.	Fair Value Measurements

The carrying amounts of cash and cash equivalents, net accounts receivable, net accounts payable, short term borrowings and long term debt from banks approximate their fair values as of September 30, 2010 and December 31, 2009.

As of September 30, 2010 and December 31, 2009 the Company held U.S. treasury bills and French government bonds; and U.S. treasury bills, German and French government bonds, respectively, classified as “held to maturity.” Held to maturity investments are recorded at cost, adjusted for amortization of premiums and discounts.

	September 30, 2010 (unaudited)		December 31, 2009 (note 2)

	Carrying value	Fair value measured at prices quoted in active markets for identical assets (Level 1)	Carrying value	Fair value measured at prices quoted in active markets for identical assets (Level 1)

Marketable securities	18,540	18,530	23,049	23,013

EURAND N.V.
NOTES TO UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
(In thousands of euros, except share and per share data; and amounts in U.S. dollars and Swiss francs)

For marketable securities, pricing inputs are readily observable in the market, the valuation methodology used is widely accepted by market participants, and the valuation does not require significant management discretion. Level 1 inputs include quoted prices for identical instruments and are observable.

Marketable securities held as of September 30, 2010 and December 31, 2009 all had contractual maturities within one year of the reporting dates.

4.	Derivatives

The Company enters into forward exchange contracts to hedge receivables and payables denominated in euros, U.S. dollars and Swiss francs. These contracts do not meet the criteria for formal designation and documentation at hedge inception and, accordingly, they are adjusted to fair value through income. Any respective assets or liabilities resulting from the fair value valuation of forward exchange contracts are disclosed as other current assets and other current liabilities, respectively, and were immaterial as of  September 30, 2010 and December 31, 2009. The notional amounts of the forward exchange contracts to sell U.S. dollars were $17,100,000 and  $29,723,000 as of September 30, 2010 and December 31, 2009, respectively. The notional amounts of the forward exchange contracts to buy U.S. dollars were $2,360,000 and  nil as of September 30, 2010 and December 31, 2009, respectively. The notional amounts of the forward exchange contracts to buy Swiss francs were CHF 3,687,000 and CHF 3,776,000 as of September 30, 2010 and December 31, 2009, respectively.  The notional amounts of the forward exchange contracts to buy euros were €1,471 and nil as of September 30, 2010 and December 31, 2009, respectively.  During the three months ended September 30, 2010 and 2009, the Company recognized foreign exchange gains of €1,092 and €255, respectively, within foreign exchange gain (loss), net, in the unaudited consolidated statement of operations, related to these hedging activities. During the nine months ended September 30, 2010 and 2009, the Company recognized foreign exchange gains (losses) of €(4,122) and €37, respectively, within foreign exchange gain (loss), net, in the unaudited consolidated statement of operations, related to these hedging activities.

5.	Inventories, net

	September 30, 2010 (unaudited)	December 31, 2009 (note 2)

Raw materials	7,890	9,759
Work in progress	3,306	3,174
Finished goods	4,896	2,700
	16,092	15,633

Allowances for obsolescence of inventories were €1,462 and €1,681 as of September 30, 2010 and December 31, 2009, respectively.

EURAND N.V.
NOTES TO UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
(In thousands of euros, except share and per share data; and amounts in U.S. dollars and Swiss francs)

6.	Prepaid Expenses and Other Current Assets

	September 30, 2010 (unaudited)	December 31, 2009 (note 2)

Prepayments	3,772	2,135
Recoverable amounts for income taxes	1,440	1,649
Recoverable amounts for other taxes	423	1,053
Litigation settlement receivable – current portion	-	3,646
Deferred cost of goods sold	-	558
	5,635	9,041

7.	Income Taxes

The major reconciling items between the income taxes computed at the Dutch statutory tax rate of 25.5% and the effective tax rate for the three and nine months ended September 30, 2010 are the decrease in the valuation allowance recorded on net operating losses (“NOLs”) incurred by certain of our subsidiaries and the effect of Imposta Regionale sulle Attività Produttive (“IRAP tax”) in Italy. The major reconciling items between the income taxes computed at the Dutch statutory tax rate of 25.5% and the effective tax rate for the three and nine months ended September 30, 2009 are the increase in the valuation allowance recorded on net operating losses (“NOLs”) incurred by certain of our subsidiaries and the effect of Imposta Regionale sulle Attività Produttive (“IRAP tax”) in Italy.

The IRAP tax is an Italian regional tax on productive activities, and has a statutory rate of 3.9%. The IRAP tax base is similar to the corporate tax base, however deduction of interest and most labor costs is not permitted. The IRAP tax is not deductible for corporate tax purposes.

8.	Accrued Expenses and Other Current Liabilities

	September 30, 2010 (unaudited)	December 31, 2009 (note 2)

Accrued employee compensation	6,566	5,436
Accrued expenses	5,237	3,448
Accrued product returns	3,473	3,595
Accrued rebates and chargebacks	3,215	940
Social security and other contributions	873	1,523
Taxes, other than income taxes	512	898
Deferred revenues	1,322	4,318
	21,198	20,158

9.	Long-Term Debt from Banks

On June 16, 2010 the Company entered into an unsecured loan agreement with an Italian bank to borrow €3,000 repayable in installments from September 2010 through September 2013 with a variable interest of 1.6% above Euribor. Euribor interest rate is hedged by a cap of 2.5%.

EURAND N.V.
NOTES TO UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
(In thousands of euros, except share and per share data; and amounts in U.S. dollars and Swiss francs)

Long-term debt from banks is as follows:

	September 30, 2010 (unaudited)	December 31, 2009 (note 2)

Loan from Italian bank	2,750	-
	2,750	-

Amount due within one year	(1,000)	-
	1,750	-

10.	Shareholders’ Equity

Share Capital

During the nine months ended September 30, 2010 and 2009, the Company issued 125,498 and 93,219 ordinary shares, respectively, in order to satisfy our obligations on the exercise of employee stock options.

Equity Based Compensation

Certain of the Company’s employees participate in the Eurand N.V. Equity Compensation Plan (the “Plan”) for which a maximum of 12,235,224 ordinary shares have been authorized for grants of options and other share awards by us. The Plan, most recently amended on August 6, 2010 is an amendment and restatement of the Eurand N.V. Equity Compensation Plan adopted on August 29, 2007, which in turn was an amendment and restatement of the Eurand N.V. 1999 Stock Option Plan first adopted in December 1999.

The criteria for measurement of option value, and consequently the commencement of the amortization of the expense, were met for 900,250 and 294,000 options, respectively, during the nine months ended September 30, 2010 and 2009.

11.	Commitments and Contingencies

We are involved in legal proceedings arising in the normal course of business. Management believes that, based on advice of legal counsel and currently available information, the outcome of these proceedings will not have a material adverse effect on our consolidated financial statements.

EURAND N.V.
NOTES TO UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
(In thousands of euros, except share and per share data; and amounts in U.S. dollars and Swiss francs)

12.	Per Share Information

In accordance with ASC Topic 260, “Earnings per Share,” the Company has reported both basic and diluted net profit (loss) per share, which were computed using the following data:

	For the three months ended September 30,		For the nine months ended September 30,
	2010 (unaudited)	2009 (unaudited)	2010 (unaudited)	2009 (unaudited)

EPS Numerator – Basic:
Net income (loss)	5,508	(394)	2,495	(1,970)

EPS Denominator - Basic
Weighted average number of ordinary shares outstanding	47,949,373	45,775,720	47,907,096	45,761,056

EPS Numerator – Diluted:
Net income (loss)	5,508	(394)	2,495	(1,970)

EPS Denominator - Diluted
Weighted average number of ordinary shares outstanding	47,949,373	45,775,720	47,907,096	45,761,056
Ordinary share equivalents: stock options	284,135	-	474,890	-
Weighted average shares used to compute diluted net profit (loss) per share	48,233,508	45,775,720	48,381,986	45,761,056

Average of non-dilutive stock options	4,177,264	3,912,704	3,648,122	3,811,324

EURAND N.V.
NOTES TO UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
(In thousands of euros, except share and per share data; and amounts in U.S. dollars and Swiss francs)

13.	Geographic Revenues

Revenues based on the country in which the recipient of the product or service is resident, are as follows:

	For the three months ended		For the nine months ended
	September 30,		September 30,
	2010 (unaudited)	2009 (unaudited)	2010 (unaudited)	2009 (unaudited)

U.S.A	31,881	19,935	75,423	52,829
Germany	3,017	3,188	9,513	9,228
United Kingdom	1,910	2,545	5,751	7,372
Japan	1,368	937	3,261	3,464
Italy	516	792	2,108	3,478
Spain	415	388	1,194	1,847
Switzerland	537	224	1,808	2,486
Canada	583	70	1,286	1,276
France	377	343	1,383	1,804
Netherlands	275	1,246	749	2,326
Other	822	923	3,221	4,189
	41,701	30,591	105,697	90,299

MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

You should read the following discussion and analysis in conjunction with our unaudited condensed consolidated financial statements and the related notes to our unaudited condensed consolidated financial statements and the other financial information appearing elsewhere in this report.  Except for historical information contained herein, this discussion contains forward-looking statements that involve risks and uncertainties. Our actual results could differ materially from the results discussed below. Accordingly, investors should not place undue reliance upon our forward-looking statements.

Forward Looking Statements

The forward-looking statements are contained primarily in the section entitled “Operating and Financial Review and Prospects”. All statements in this document that are not statements of historical fact are forward looking statements as defined in Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended. In some cases, you can identify forward-looking statements by terms including “anticipates,” “believes,” “could,” “estimates,” “expects,” “intends,” “may,” “plans,” “potential,” “predicts,” “projects,” “should,” “will,” “would,” and similar expressions intended to identify forward-looking statements. These statements are based upon management’s current expectations and are subject to risks and uncertainties, known and unknown, which could cause actual results and developments to differ materially from those expressed or implied in such statements. In addition to the risks and uncertainties included in this Report on Form 6-K, other factors that could cause our actual results or actual outcomes to differ materially from those expressed in or implied by such forward-looking statements include, but are not limited to:

•
our ability to market, commercialize and achieve market acceptance for ZENPEP® or any other products that we are developing, commercializing or may develop or commercialize in the future, including the growth and establishment of specialty sales, marketing and distribution capabilities in the United States to commercialize products;

•
the uncertainty surrounding the timing of the U.S. Food and Drug Administration’s (FDA) approval for Axcan’s ULTRASE® MT.  The Company licenses, manufactures and supplies Ultrase capsules to Axcan. In accordance with the FDA’s previous guidance, Axcan stated that they stopped distribution of Ultrase effective April 28, 2010 and currently we do not have any sales of Ultrase capsules to Axcan. This will continue until FDA approval is obtained and, in addition, once such approval is obtained, we will face subsequent competition from Ultrase to our marketed PEP products;

•	the expected timing, costs, progress or success of any of our preclinical and clinical development programs, regulatory approvals, or commercialization efforts;

•	delays in obtaining, or a failure to obtain and maintain, regulatory approval for our product candidates;

•	our ability to continue to successfully manufacture our existing products;

•	the potential advantages of our products or product candidates over other existing or potential products;

•	our ability to enter into any new co-development or licensing agreements or to maintain any existing co-development or licensing agreements with respect to our product candidates or products;

•	our ability to effectively maintain existing licensing relationships and establish new licensing relationships;

•	the expense, time and uncertainty involved in the development of our product candidates, some or all of which may never reach the regulatory approval stage;

•	our reliance on collaboration partners and licensees, to obtain and maintain regulatory approval for certain of our products and product candidates, and to commercialize such products;

•	our ability to compete in the pharmaceutical industry;

•	our ability to protect our intellectual property and know-how and operate our business without infringing the intellectual property rights or regulatory exclusivity of others;

•	the continuation of product sales by our collaborators and licensees;

•	a loss of rights to develop and commercialize our products under our license and sublicense agreements;

•	a loss of any of our key scientists or management personnel;

•	our estimates of market sizes and anticipated uses of our products and product candidates;

•	our estimates, and the estimates of others, including research analysts, of our future performance; and

•
our estimates, and the estimates of others, including research analysts, regarding our anticipated future revenue, expenses, operating losses, capital requirements and our needs for additional financing.

Business Update

Marketed Product Overview

EUR-1008 – ZENPEP® (pancrelipase) Delayed-Release Capsules

FDA-approved ZENPEP is a proprietary porcine-derived pancreatic enzyme product (PEP), developed to address the 2004 FDA guidance on pancreatic enzyme products.  It has been approved for the treatment of exocrine pancreatic insufficiency (EPI) due to cystic fibrosis (CF) or other conditions.  Patients suffering from EPI are unable to produce or secrete pancreatic enzymes necessary for digestion, resulting in the malabsorption of nutrients and overall malnutrition.  EPI patients typically require PEPs which break down fats, proteins and complex carbohydrates for proper absorption into the body.  PEPs are a daily requirement for patients with EPI and are considered necessary for survival of many patients with CF.  According to data from IMS Health, PEPs generated approximately $1.3 billion in worldwide sales and approximately $403 million in U.S. sales in 2009.

PEPs had been commercialized in the U.S. without the benefit of FDA approval for more than 70 years.  In 2004, after significant adverse event reports, the FDA conducted a PEP review and found that none of the PEPs demonstrated “consistent bioactivity that results in predictable safety and effectiveness,” primarily as a result of lack of product stability and overfill.  As a result of these findings, the FDA mandated that all PEPs be subject to FDA review and approval and established criteria to ensure consistent quality, potency and stability of PEPs.  The FDA initially allowed certain manufacturers to continue to manufacture and sell unapproved PEPs until April 28, 2008, but this deadline was later extended to April 28, 2010.

ZENPEP was approved by the FDA on August 28, 2009 and we launched ZENPEP® (pancrelipase) Delayed-Release Capsules, a treatment for exocrine pancreatic insufficiency, in November 2009. In mid-December 2009, we introduced PANCRELIPASE™, an authorized generic (AG) to the 5000 unit dose of ZENPEP.  The AG is intended to retain the market share which the unbranded Pancrelipase captured in 2009 in the low-dose segment of the gastroenterology market. This market has historically moved to the lowest-cost product.

In addition to receiving five years of regulatory exclusivity as a new chemical entity (NCE), we have filed a number of patent applications that include claims intended to provide market exclusivity for certain commercial aspects of ZENPEP.  On February 9, 2010, the U.S. Patent and Trademark Office issued U.S. Patent No. 7,658,918, entitled "STABLE DIGESTIVE ENZYME COMPOSITIONS".  We expect that this patent will provide us with patent coverage on ZENPEP until at least February 20, 2028.

We are marketing ZENPEP to the approximately 120 CF centers across the U.S. through our own sales force of 16 sales representatives and to the gastrointestinal market segment primarily through a contract sales organization of 49 sales representatives.

Based on publicly available materials and our industry knowledge, we are aware of three other PEP manufacturers that filed and have pending NDAs for a PEP and two, Creon® from Abbott and Pancreaze™ from McNeil Consumer Healthcare, a subsidiary of Johnson & Johnson, who have received FDA approval.

ZENPEP - Recent Developments

For the week ended October 22, 2010, our total ZENPEP franchise (ZENPEP and the AG) held 20% of total prescriptions in the PEP market.  This represents an increase of 14 points when compared with a 6% share of total prescriptions as of April 23, 2010.

In late March 2010, the FDA, in accordance with its previously stated guidance that all marketed PEPs were required to have FDA approval by April 28, 2010, declared this a Stop Distribution date for unapproved PEPs and advised that patients not currently taking an approved product begin working with their healthcare professionals to switch to an FDA-approved PEP. On April 29, 2010, the Centers for Medicare & Medicaid Services (CMS) announced that, effective immediately, certain unapproved PEPs would no longer be reimbursed.

On May 6, 2010, Axcan, who was previously one of our largest customers, announced that the FDA issued a complete response letter regarding its New Drug Application (NDA) for the coated PEP, ULTRASE® MT.  This letter required that deficiencies with respect to the manufacturing and control processes at the manufacturer of the active ingredient of ULTRASE® MT be addressed before approval can be granted (Eurand is not the manufacturer of the active ingredient).  The FDA did not request any new clinical studies.  On June 11, 2010 the FDA confirmed a November 28, 2010 Prescription Drug User Fee Act, or PDUFA, date for ULTRASE® MT.

We license, manufacture and supply Ultrase capsules to Axcan and also receive royalties based on a percentage of Axcan’s net sales of the product. In accordance with the FDA’s guidance, Axcan stated that they stopped distribution of Ultrase effective April 28, 2010.  Both in 2009 and in the first quarter of 2010, revenues from product sales and royalties to Axcan in the United States accounted for 31% of our total revenues.  Our sales of Ultrase capsules to Axcan decreased substantially in the second quarter of 2010 and were non-existent in the third quarter of 2010.

Other Recent Developments

On October 7, 2010, both Eurand and Anesta AG (“Anesta”), an indirect wholly-owned subsidiary of Cephalon, Inc., reached an agreement to settle pending patent infringement litigation over Amrix® with Impax Laboratories Inc. (“Impax”).  Under terms of the settlement, both Eurand and Anesta will grant to Impax a non-exclusive, royalty-bearing license to market and sell a generic version of Amrix in the United States beginning one year prior to expiration of our patent, U.S. Patent No. 7,387,793, entitled “Modified Release Dosage Forms of Skeletal Muscle Relaxants,” which is currently expected to expire in February 2025, or earlier under certain circumstances. The settlement does not affect the status of separate patent litigation with Mylan Pharmaceuticals, Inc, Mylan Inc., Barr Laboratories, Inc., Teva Pharmaceuticals USA, Inc., Teva Pharmaceuticals Industries, Ltd., Anchen Pharmaceuticals Inc. and Anchen Inc, pending in the United States District Court for the District of Delaware.

Product Development Pipeline Updates

EUR-1008 – ZENPEP® (pancrelipase) Delayed-Release Capsules

In late 2009, the European Medicines Agency (EMA) finalized its draft guidelines on the clinical development and evaluation of medicinal products, including PEPs, for the treatment of CF.  Based on these guidelines and the feedback we received from the EMA on the clinical and regulatory path forward for EUR-1008 (ZENPEP), we initiated a Phase III study in Europe in patients with EPI due to CF in August, 2010 and we continue to have discussions with the EMA with respect to the regulatory process and filing requirements.

The EMA has deemed a ZENPEP marketing authorization application eligible for evaluation under the Centralized Procedure, which enables a single marketing authorization that is valid across the European Union and provides for 10 years of marketing exclusivity once the product is approved.  We believe that ZENPEP could be the first product to be filed under the Centralized Procedure since the EMA guidelines were issued.

We intend to out-license the distribution rights for EUR-1008 in Europe and other countries throughout the world and discussions are ongoing with potential partners in those regions.

EUR-1025 – Once-Daily Formulation of Ondansetron

Following a meeting with the FDA in late 2009, we submitted a protocol to the FDA for two Phase III studies evaluating EUR-1025, a proprietary once-a-day oral modified-release formulation of ondansetron, in the prevention of nausea and vomiting.  The FDA recently provided its response, and Eurand is incorporating this feedback into the protocol design.

Presentation of Financial information

We prepared our financial statements included in this report in euros in accordance with U.S. GAAP. References to “U.S. dollars,” “dollars,” “U.S. $” or “$” in this report are to the currency of the United States and references to “euro”, “(euro)” or “€“ are to the single currency of the European Union.

Exchange Rate Information

Fluctuations in the exchange rates between the euro and the dollar will affect the dollar amounts received by owners of our shares on payment of dividends, if any, paid in euros. Moreover, such fluctuations may also affect the dollar price of our shares on the NASDAQ Global Market.

The following table sets forth information regarding the exchange rates of U.S. dollar per euro for the periods indicated. Average rates are calculated by using the average of the closing noon buying rates on each day during the periods presented.

	High	Low	Average	Period End

Three months ended
March 31, 2009	1.3946	1.2547	1.3035	1.3261
June 30, 2009	1.4270	1.2903	1.3619	1.4020
September 30, 2009	1.4795	1.3852	1.4311	1.4630
December 31, 2009	1.5100	1.4243	1.4762	1.4332
March 31, 2010	1.4536	1.3344	1.3820	1.3526
June 30, 2010	1.3666	1.1959	1.2740	1.2291
September 30, 2010	1.3638	1.2464	1.2938	1.3601

Nine months ended September 30,
2009	1.4795	1.2547	1.3653	1.4630
2010	1.4536	1.1959	1.3155	1.3601

Month in 2010
January	1.4536	1.3870	1.4266	1.3870
February	1.3955	1.3476	1.3675	1.3660
March	1.3758	1.3344	1.3570	1.3526
April	1.3666	1.3130	1.3417	1.3302
May	1.3183	1.2224	1.2563	1.2369
June	1.2385	1.1959	1.2223	1.2291
July	1.3069	1.2464	1.2811	1.3069
August	1.3282	1.2652	1.2903	1.2704
September	1.3638	1.2708	1.3103	1.3601
October	1.4066	1.3688	1.3891	1.3916

Results of Operations

This section discusses our operating results.

Three months ended September 30, 2010, compared to three months ended September 30, 2009

The following table reflects revenues for the three months ended September 30, 2010 and the change compared to the same period in 2009.

	Three months ended September 30,
	2010	2009	Increase (decrease) compared to previous period
	(euros in thousands, except percentages)

Product sales	37,921	25,053	12,868	51%
Royalty income	2,237	2,815	(578)	-21%
Development fees	1,543	2,723	(1,180)	-43%
Total revenues	41,701	30,591	11,110	36%

Revenues. Our total revenues were €41.7 million for the three months ended September 30, 2010, compared to €30.6 million for the same period in 2009, an increase of €11.1 million or approximately 36%. The increase was primarily due to sales of ZENPEP and its AG (Authorized Generic), PancrelipaseTM, which we sell in the U.S. market and were launched at the end of 2009.  This growth would have been €10.0 million, approximately 33%, if we excluded the positive effect of currency exchange rates variances.

Our product sales were €37.9 million for the three months ended September 30, 2010, an increase of €12.9 million or approximately 51% compared to the same period in 2009.  The increase was due to sales of ZENPEP which more than offset no revenues from sales of ULTRASE to Axcan and no revenues from our low cost pancrelipase product which generated significant sales in 2009. Product sales of ZENPEP and its authorized generic included revenues from sales made in prior periods, which were deferred as of June 30, 2010 and amounted to €4.9 million. ZENPEP and its authorized generic revenues in excess of wholesalers’ shipments to retail and non-retail channels were deferred in prior periods since wholesalers held inventories in excess of market needs due to the initial launch shipments. In the third quarter of 2010 wholesalers’ inventories have been in line with market needs and therefore revenues were recognized on the basis of our shipments to wholesalers. The increase in product sales growth would have been €11.8 million or approximately 47% if positive currency effects worth €1.1 million were excluded.

Our royalties were €2.2 million for the three months ended September 30, 2010, a decrease of €578,000 or approximately 21%, due to negligible royalties from Axcan for ULTRASE.  Currency effects had no significant impact on royalty income.  Pending FDA approval and launch, we anticipate no product royalties from ULTRASE of Axcan in the subsequent periods.

Our development fees were €1.5 million for the three months ended September 30, 2010 compared to €2.7 million for the same period in 2009, a decrease of €1.2 million, or approximately 43%.  Currency effects had no significant impact on development fees.  Development fees may fluctuate significantly from quarter to quarter depending on when certain milestone fees are earned.

Cost of Goods Sold. Our cost of goods sold was €16.1 million for the three months ended September 30, 2010 compared to €15.5 million for the same period in 2009.  If negative foreign exchange effects of approximately €653,000 were excluded, cost of goods sold would have been approximately the same as in the previous year. During the third quarter of 2010 we sold some ZENPEP inventory that had been expensed in previous periods before in the third quarter of 2009 we received a regulatory approval for commercial launch in the U.S.  If the related inventories were not expensed in previous periods, cost of goods sold in the three months ended September 30, 2010 would have been higher by approximately €546,000.

Cost of goods sold as a percentage of product sales was 42.6% compared to 61.9% in the same period of 2009, primarily as a result of the increase in higher margin ZENPEP product sales.

Research and Development Expenses. Research and development expenses were €5.7 million for the three months ended September 30, 2010 compared to €6.5 million for the same period in 2009, representing a decrease of €741,000, or approximately 11%.  Currency effects had no significant impact on our research and development expenses. We classify our research and development expenses into two categories, research and development expenses attributable to development fees and other research and development expenses.

Research and Development Expenses Attributable to Development Fees. For the three months ended September 30, 2010, we were involved in a number of external projects for third parties, which we classify in our consolidated statement of operations as research and development expenses attributable to development fees. For the three months ended September 30, 2010, we incurred €1.3 million in research and development expenses attributable to development fees, representing 23% of our total research and development expenses. This represented an increase of €322,000 compared to the same period in 2009. The largest component of these research and development expenses attributable to development fees was personnel costs. For the three months ended September 30, 2010, €592,000 of personnel costs were incurred compared to €516,000 for the same period in 2009. With more than 10 active external projects during the three months ended September 30, 2010 and 2009, no single project was individually significant.

Other Research and Development Expenses. In our consolidated statement of operations, we refer to internal research and development expenses as other research and development expenses. For the three months ended September 30, 2010, we incurred €4.4 million in other research and development expenses, representing 77% of our total research and development expenses. This represented a decrease of €1.1 million compared to the same period in 2009. Certain components of our other research and development expenses, notably clinical study activity, can significantly vary from quarter to quarter. Both for the three months ended September 30, 2010 and 2009, the only internal project that was individually significant with respect to our total research and development expenses was ZENPEP® (EUR-1008). In the three months ended September 30, 2010 development costs for EUR-1008 were €2.0 million and €1.9 million in the same period in 2009. For the three months ended September 30, 2010 and 2009, the portion of our research and development expenses attributable to other internal development projects was €2.4 million and €3.6 million, respectively, and was comprised of multiple projects, none of which was individually significant in relation to our total research and development expenses.

Selling, General and Administrative Expenses. Selling, general and administrative expenses were €13.6 million for the three months ended September 30, 2010 compared to €7.9 million for the same period in 2009, representing an increase of €5.7 million or approximately 73%. Currency effects had no significant impact on SG&A expenses.  The increase is primarily attributable to an increase in direct sales and marketing expenses associated with the launch of ZENPEP, the expansion of the sales force, and related marketing, patient support and managed care programs.

Income tax expense. For the three months ended September 30, 2010, we recorded income taxes of €436,000 on a pre-tax income of €5.9 million.  In the three months ended September 30, 2009, we recorded income taxes of approximately €921,000 on a pre-tax income of €527,000.  Our taxes do not correlate directly to our consolidated profit and loss before tax for two main reasons.  First, we are subject to certain local income taxes in Italy for which most labor and financial costs are non-deductible.  Second, we have recorded valuation allowances to reduce deferred tax assets and withholding taxes recoverable in certain operating subsidiaries that are not generating taxable profits on a recurring basis to amounts that are deemed more likely than not to be recovered. By the same token, when these subsidiaries, that are not generating taxable profits on a recurring basis, have recorded taxable profits, we have benefited from reversal of such valuation allowances. In particular such a reversal was recorded for our U.S. operations in the three months ended September 30, 2010.

Nine months ended September 30, 2010, compared to nine months ended September 30, 2009

The following table reflects revenues for the nine months ended September 30, 2010 and the change compared to the same period in 2009.

	Nine months ended September 30,
	2010	2009	Increase (decrease) compared to previous period
	(euros in thousands, except percentages)
Product sales	94,208	73,151	21,057	29%
Royalty income	6,884	8,113	(1,229)	-15%
Development fees	4,605	9,035	(4,430)	-49%
Total revenues	105,697	90,299	15,398	17%

Revenues. Our total revenues were €105.7 million for the nine months ended September 30, 2010, compared to €90.3 million for the same period in 2009, an increase of €15.4 million or 17%. The increase was primarily due to sales of ZENPEP and its AG (Authorized Generic), PancrelipaseTM, which we sell in the U.S. market and were launched at the end of 2009. This growth would have been approximately €12.0 million or 13%, if we excluded the effect of positive currency exchange rates variances.

Our product sales were €94.2 million for the nine months ended September 30, 2010, an increase of €21.1 million or approximately 29% compared to the same period in 2009.  The increase was primarily due to sales of the ZENPEP. Product sales of ZENPEP and its authorized generic included revenues from sales made in 2009, which were deferred as of December 31, 2009 and amounted to €3.7 million.  Moreover in the first quarter of 2010, following the FDA announcements indicating that unapproved PEPs would not be recalled, the Company reviewed its product return provision relative to Pancrelipase, its unapproved PEP, and accordingly recognized revenues of €2.1 million, concomitantly reducing the provision for product returns.

Our royalties were €6.9 million for the nine months ended September 30, 2010, a decrease of €1.2 million or approximately 15%, due to a decrease in royalties from ULTRASE of Axcan. The currency exchange rate had no significant impact on the royalty income. Pending FDA approval and launch, we anticipate no product royalties from ULTRASE of Axcan in the subsequent periods.

Our development fees were €4.6 million for the nine months ended September 30, 2010 compared to €9.0 million for the same period in 2009, a decrease of €4.4 million, or approximately 49%.  The currency exchange rate had no significant impact on the development fees. Development fees may fluctuate significantly from quarter to quarter depending on when certain milestone fees are earned and for the first nine months of 2009 included a milestone payment from GSK related to the launch of LAMICTAL ODT.

Cost of Goods Sold. Our cost of goods sold was €44.5 million for the nine months ended September 30, 2010 compared to €45.3 million for the same period in 2009, representing a decrease of €813,000, or approximately 2%.  If negative foreign exchange effects of approximately €1.4 million were excluded then the decrease would have been approximately €2.2 million or 5%, compared to the previous year. During the nine months ended September 30, 2010 we sold some inventories of ZENPEP that were expensed in previous periods before in the third quarter of 2009 we received a regulatory approval for commercial launch in the U.S. If the related inventories were not expensed in previous periods cost of goods sold in the nine months ended September 30, 2010 would have been higher by approximately €1.0 million.

Cost of goods sold as a percentage of product sales was 47.3% compared to 62.0% in the same period of 2009, primarily as a result of the increase in higher margin ZENPEP product sales.

Research and Development Expenses. Research and development expenses were €16.7 million for the nine months ended September 30, 2010 compared to €18.2 million for the same period in 2009, representing a decrease of €1.5 million, or approximately 8%. This decrease would have been approximately 1.8 million or 10%, if we excluded the negative effect of exchange rate variances. We classify our research and development expenses into two categories, research and development expenses attributable to development fees and other research and development expenses.

Research and Development Expenses Attributable to Development Fees. For the nine months ended September 30, 2010, we were involved in a number of external projects for third parties, which we classify in our consolidated statement of operations as research and development expenses attributable to development fees. For the nine months ended September 30, 2010, we incurred €3.8 million in research and development expenses attributable to development fees, representing 23% of our total research and development expenses. This represented a decrease of €1.0 million compared to the same period in 2009. The largest component of these research and development expenses attributable to development fees was personnel costs. For the nine months ended September 30, 2010, €1.5 million of personnel costs were incurred compared to €1.8 million for the same period in 2009. With more than 10 active external projects during the nine months ended September 30, 2010 and 2009, no single project was individually significant.

Other Research and Development Expenses. In our consolidated statement of operations, we refer to internal research and development expenses as other research and development expenses. For the nine months ended September 30, 2010, we incurred €12.9 million in other research and development expenses, representing 77% of our total research and development expenses. This represented a decrease of €494,000 compared to the same period in 2009. Certain components of our other research and development expenses, notably clinical study activity, can significantly vary from quarter to quarter. Both for the nine months ended September 30, 2010 and 2009, the only internal project that was individually significant with respect to our total research and development expenses was ZENPEP® (EUR-1008). In the nine months ended September 30, 2010 development costs for EUR-1008 were €4.9 million and €5.3 million in the same period in 2009. For the nine months ended September 30, 2010 and 2009, the portion of our research and development expenses attributable to other internal development projects was €8.0 million and €8.1 million, respectively, and was comprised of multiple projects, none of which was individually significant in relation to our total research and development expenses.

Selling, General and Administrative Expenses. Selling, general and administrative expenses were €38.7 million for the nine months ended September 30, 2010 compared to €24.5 million for the same period in 2009, representing an increase of €14.2 million, approximately 58% or €12.9 million, approximately 53% if negative currency effects were excluded.  This increase is primarily attributable to an increase in direct sales and marketing expenses associated with the launch of ZENPEP, the expansion of the sales force, and related marketing, patient support and managed care programs.

Income tax expense. For the nine months ended September 30, 2010, we recorded income taxes of €2.5 million on a pre-tax income of €5.0 million.  In the nine months ended September 30, 2009, we recorded income taxes of approximately €3.2 million on a pre-tax income of €1.2 million.  Our taxes do not correlate directly to our consolidated profit and loss before tax for two main reasons.  First, we are subject to certain local income taxes in Italy for which most labor and financial costs are non-deductible.  Second, we have recorded valuation allowances to reduce deferred tax assets and withholding taxes recoverable in certain operating subsidiaries that are not generating taxable profits on a recurring basis to amounts that are deemed more likely than not to be recovered. By the same token, when these subsidiaries, that are not generating taxable profits on a recurring basis, have recorded taxable profits, we have benefited from reversal of such valuation allowances. In particular such a reversal was recorded for our U.S. operations in the nine months ended September 30, 2010.

Changes in Financial Position

Cash and cash equivalents. Cash and cash equivalents were €27.9 million as of September 30, 2010 compared to €16.9 million as of December 31, 2009. Our cash and cash equivalents increased primarily due to cash provided by operating activities in the period of €6.6 million, cash received on maturity of marketable securities of €12.6 million and cash received from long-term bank borrowings of €3.0 million, which more than offset purchase of marketable securities of €7.6 million and investments in property, plant and equipment of €2.5 million.

Marketable securities. Marketable securities were €18.6 million as of September 30, 2010 compared to €23.0 million as of December 31, 2009.

Total debt. Total debt was €2.8 million as of September 30, 2010, consisting of a bank loan, compared to €207,000 as of December 31, 2009, consisting of an overdraft.

Total shareholders’ equity. Shareholders’ equity on September 30, 2010 was €115.9 million and increased by €4.3 million from December 31, 2009, primarily as a result of a net profit of €2.5 million and the effects of share-based compensation of €2.1 million.

Off Balance Sheet Arrangements

As of September 30, 2010, we did not have any off balance sheet arrangements.

QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK

Exchange Rate Risk

Our European operations use the euro as the functional currency, and our U.S. operations use the U.S. dollar as the functional currency. We express our consolidated financial statements in euros. Our European operations transact business in euros primarily with European customers, with the notable exception of Axcan, our largest customer. Our U.S. operations transact business in U.S. dollars primarily with U.S. customers. We recognize the cumulative effect of foreign currency translations as a separate component of shareholders’ equity.

A hypothetical 10% appreciation in currency exchange rates against the U.S. dollar from the prevailing market rates would have decreased our pre-tax income by approximately €1.6 million for the nine months ended September 30, 2010. Conversely, a hypothetical 10% depreciation in currency exchange rates against the U.S. dollar from the prevailing market rates would have increased our pre-tax income by approximately €2.0 million for the nine months ended September 30, 2010.

Impact of Inflation

We do not believe that inflation has had a material effect on our business, results of operations or financial condition for any of the periods discussed or that inflation will affect us to a different extent than it affects the general economy.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: November 5, 2010

EURAND N.V.
(Registrant)

By:	/s/ Mario Crovetto
Mario Crovetto
Chief Financial Officer